

Mail Stop 3561

July 31, 2009

Via U.S. Mail and Facsimile

Thomas P. Benson
Chief Financial Officer
CKX, Inc.
650 Madison Avenue
New York, New York 10022

> **RE: CKX, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-K/A for the fiscal year ended December 31, 2008**
> **File No. 000-17436**

Dear Mr. Benson:

We have completed our review of your Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008 and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

Via facsimile: Thomas P. Benson, Chief Financial Officer
(212) 486-4869